January 14, 2011

VIA EDGAR

Pamela A. Long

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Re:	Standard Pacific Corp.

Registration Statement on Form S-3

Filed November 8, 2010

File No. 333-170469

Dear Ms. Long:

On behalf of Standard Pacific Corp. (the “Company”), I am submitting this letter in response to the comments received from the staff of the Securities and Exchange Commission (the “Commission” and the “Staff”) in a letter dated December 3, 2010 (the “Comment Letter”) with respect to the filing referenced above (the “Initial Form S-3”). We have reviewed the Comment Letter and provide the responses set forth below. For your convenience, the headings and paragraph numbers in our letter correspond to the headings and paragraph numbers in the Comment Letter.

General

1.	In footnote 3 to your Registration Fee Table, we note that each share of common stock includes the right to purchase one one-hundredth of a share of Series A Junior Participating Cumulative Preferred Stock. It does not appear that you have registered these rights. Please advise or register these rights, list them on the prospectus cover page, and arrange for counsel to opine on the legality of these rights.

Response

We advise the Staff that our intention was not to register these rights. Rather, we included footnote (3) to the Calculation of Registration Fee table to provide general information about the existence of the rights attached to the common stock. We do not believe the rights are required to be registered under the commonly accepted “no-sale” doctrine. See SEC No-Action Letter to Skadden Arps (available January 7, 1987) (the “Skadden Arps No-Action Letter”). The

Pamela A. Long

United States Securities and Exchange Commission

January 14, 2011

rights are not currently exercisable and will not become so, if ever, until the distribution date (as defined in the rights agreement). Accordingly, until the distribution date, the rights are not exercisable at any price, are not the subject of a separate investment decision, and are not evidenced and may not be transferred separately from our common stock. The rights agreement has been disclosed in the Company’s Exchange Act reports, and the prospectus contained in the Initial Form S-3 (the “Prospectus”) includes a supplemental explanation of the rights agreement. For Securities Act registration purposes and consistent with the Skadden Arps No-Action Letter, the Company does not view the rights as securities separate from the common stock to which they are attached. The Company believes the disclosure concerning the rights in the Company’s Exchange Act reports and the Prospectus provides adequate information concerning the rights and the rights agreement. The Company acknowledges that in the event the rights are triggered and the rights become exercisable, the Company would need to register the underlying shares before the rights could be exercised.

In addition, the Company is deleting the reference to the rights in the Calculation of Registration Fee table, but is retaining the disclosure of the rights and rights agreement in the description of the common stock in the Prospectus.

Debt Securities, page 8

2.	We note your statement on page 8 that you “have filed a senior debt securities indenture, a senior subordinated debt indenture, and the form of a subordinated debt indenture, as exhibits to the registration statement filed with SEC . . . .” We further note that you have filed senior debt and senior subordinated indentures and supplements to those indentures as exhibits. It is unclear whether you intend to offer debt securities under the indentures you have already filed or whether you intend to file new indentures. Additionally, it does not appear that you have filed the form of a subordinated debt indenture. Please clarify accordingly by revising your disclosure to specify the indentures under which you intend to issue debt securities and file the appropriate indentures as exhibits to the registration statement.

Response

In response to the Staff’s comment, please refer to page 8 of the Initial Form S-3, in which we stated under the heading “Debt Securities” that “[t]he debt securities will be issued under the indentures filed, or under new indentures substantially in the form thereof to be entered into with a trustee chosen by us, in each case modified or supplemented to reflect the terms of such debt securities.” The paragraph further states that “[t]he indentures may be amended or supplemented from time to time. We will file any new indentures and any supplements or amendments to the indentures as exhibits to the registration statement filed with the SEC, of which this prospectus is a part.” We believe those disclosures, which are included in our amendment to the Initial Form S-3 filed in connection with this response (the “Amendment”),

Pamela A. Long

United States Securities and Exchange Commission

January 14, 2011

make it clear that the Company intends to offer debt securities in the future (if at all) under the indentures that we have already filed, or under new indentures that are substantially similar to our previously filed indentures. That determination can not be made at this time as it will depend on the facts and circumstances of the particular debt offering(s), if any.

With respect to the form of subordinated note indenture, we intended to file the form of subordinated note indenture as an exhibit to the Initial Form S-3, and its omission was merely an oversight in the filing process. We have included a form of subordinated note indenture as Exhibit 4.26 to the Amendment.

Incorporation of Certain Documents By Reference, page 16

3.	Please incorporate by reference your recently filed Exchange Act reports, including your Form 8-K filed on November 24, 2010.

Response

We have listed all such reports, including our Current Reports on Form 8-K filed on November 24, 2010, December 9, 2010 and December 23, 2010, in the Amendment.

Undertakings, page II-3

4.	Please tell us why you have included the undertaking in paragraph (f), as you have also filed a Form T-1 as Exhibit 25.1, suggesting that you intend to rely on Section 305(b)(2) of the Trust Indenture Act.

Response

At the time of our initial filing, our understanding was that, notwithstanding our filing of the Form T-1, the undertaking in paragraph (f) was customary in order to allow the Company to change trustees in the future (although we presently have no intention to do so). Based on the Staff’s comment, and following further consideration of the issue, we have deleted the undertaking in connection with filing the Amendment.

Exhibit 5.1 — Legal Opinion of Snell & Wilmer L.L.P.

5.	Please revise the legality opinion so that counsel is opining on New York state law with respect to the debt securities and guarantees, as the indenture will be governed by New York state law.

Response

The revised legal opinion filed as Exhibit 5.1 to the Amendment covers New York state law with respect to the debt securities and the related guarantees.

Pamela A. Long

United States Securities and Exchange Commission

January 14, 2011

6.	The assumptions contained in paragraphs C and D and the limitation contained in paragraph D on page 6 are inappropriate. Please have counsel remove them. If, in order to render opinions that the guarantees will be valid and binding obligations of the guarantors under New York law (the law governing the indentures), counsel believes that it cannot undertake the examinations it deems relevant or necessary with respect to the subject matter covered by the aforementioned assumptions, then counsel may rely on one or more supporting opinions issued by other counsel. If counsel chooses to expressly acknowledge such reliance in its revised opinion, please file the supporting opinions as exhibits to the registration statement and ensure that those opinions expressly acknowledge such reliance.

Response

The revised legal opinion filed as Exhibit 5.1 to the Amendment no longer contains the assumptions or limitation referenced in the Staff’s comment.

7.	Please confirm your understanding that an updated unqualified opinion of counsel should be filed with respect to the legality of the securities being offered for each sale of the securities registered in this filing. See Compliance and Disclosure Interpretations — Securities Act Rules (Question 212.05), available in the Corporation Finance section of our website.

Response

The Company confirms its understanding in this regard, and its intention to file an updated, unqualified opinion of counsel with respect to the legality of the securities offered in any sale of such securities registered in the Amendment.

If you have any questions regarding our responses, please contact me at (949) 789-1600.

Sincerely,

/s/ JOHN P. BABEL

John P. Babel, Esq.
Senior Vice President, General Counsel & Secretary
Standard Pacific Corp.